Filed pursuant to Rule 424(b)(3)

Registration No. 333-276789

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

SUPPLEMENT DATED JANUARY 10, 2025 TO THE

PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED AUGUST 13, 2024, AS AMENDED DECEMBER 19, 2024

Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the section entitled “Summary of Offering Terms” in the Fund’s Prospectus (“Prospectus”) and the section entitled “Management of the Fund” in the Fund’s Statement of Additional Information (“SAI”):

Prospectus

The information contained in “Distribution and Servicing Fee” in the “Summary of Offering Terms” section of the Prospectus is removed entirely and replaced as follows:

Class S, Class D and Class M Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own Class S, Class D Shares and Class M Shares of the Fund. Under the terms of the SEC exemptive relief that the Fund relies on to offer multiple classes of Shares, the Fund is subject to Rule 12b-1 under the 1940 Act. Accordingly, the Fund has adopted a distribution and servicing plan for its Class S Shares and Class D Shares (the “Distribution and Servicing Plan”) and pays the Distribution and Servicing Fee with respect to its Class S and Class D Shares. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act.

Class S Shares, Class D Shares and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.85%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class.

Class I Shares are not subject to a Distribution and Servicing Fee.

SAI

The information contained in the table under “Board of Trustees” beginning on page 16 of the SAI is removed entirely and replaced as follows:

Name, Address(1) and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
INTERESTED TRUSTEE*:
Jane E. Trust, CFA Birth Year: 1962	Trustee, President and Chief Executive Officer	Since Inception	Senior Vice President, Fund Board Management, Franklin Templeton (since 2020); Officer and/or Trustee/Director of 122 funds associated with FTFA or its affiliates (since 2015);	115	None

Name, Address(1) and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
			President and Chief Executive Officer of FTFA (since 2015); formerly, Senior Managing Director (2018 to 2020) and Managing Director (2016 to 2018) of Legg Mason & Co., LLC (“Legg Mason & Co.”); Senior Vice President of FTFA (2015)

NON- INTERESTED TRUSTEES:

Robert D. Agdern Birth Year: 1950	Trustee and Member of Audit, Nominating, Compensation, Pricing and Valuation Committees, and Compliance Liaison	Since Inception	Member of the Advisory Committee of the Dispute Resolution Research Center at the Kellogg Graduate School of Business, Northwestern University (2002 to 2016); formerly, Deputy General Counsel responsible for western hemisphere matters for BP PLC (1999 to 2001); Associate General Counsel at Amoco Corporation responsible for corporate, chemical, and refining and marketing matters and special assignments (1993 to 1998) (Amoco merged with British Petroleum in 1998 forming BP PLC)	17	None

Name, Address(1) and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years

Carol L. Colman Birth Year: 1946	Trustee and Member of Audit, Nominating and Compensation, Committees, and Chair of Pricing and Valuation Committee	Since Inception	President, Colman Consulting Co.	17	None

Anthony Grillo Birth Year: 1955	Trustee and Member of Nominating, Audit, Compensation and Pricing and Valuation Committees	Since Inception	Retired; Founder, Managing Director and Partner of American Securities Opportunity Funds (private equity and credit firm) (2006 to 2018); formerly, Senior Managing Director of Evercore Partners Inc. (investment banking) (2001 to 2004); Senior Managing Director of Joseph Littlejohn & Levy, Inc. (private equity firm) (1999 to 2001); Senior Managing Director of The Blackstone Group L.P. (private equity and credit firm) (1991 to 1999)	17	Director of Littelfuse, Inc. (electronics manufacturing) (since 1991); formerly, Director of Oaktree Acquisition Corp. II (2020 to 2022); Director of Oaktree Acquisition Corp. (2019 to 2021)

Eileen A. Kamerick Birth Year: 1958	Chair (since November 15, 2024) and Member of Audit, Nominating, Compensation, Pricing and Valuation Committees	Since Inception	Chief Executive Officer, The Governance Partners, LLC (consulting firm) (since 2015); National Association of Corporate Directors Board Leadership Fellow (since 2016, with Directorship Certification since 2019) and NACD	17	Director, VALIC Company I (since October 2022); Director of ACV Auctions Inc. (since 2021); Director of Hochschild Mining plc (precious metals

Name, Address(1) and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
			2022 Directorship 100 honoree; Adjunct Professor, Georgetown University Law Center (since 2021); Adjunct Professor, The University of Chicago Law School (since 2018); Adjunct Professor, University of Iowa College of Law (since 2007); formerly, Chief Financial Officer, Press Ganey Associates (health care informatics company) (2012 to 2014); Managing Director and Chief Financial Officer, Houlihan Lokey (international investment bank) and President, Houlihan Lokey Foundation (2010 to 2012)		company) (since 2016); Director of Associated Banc-Corp (financial services company) (since 2007); formerly, Trustee of AIG Funds and Anchor Series Trust (2018 to 2021)

Nisha Kumar Birth Year: 1970	Trustee and Member of Nominating, Compensation and Pricing and Valuation Committees, and Chair of Audit Committee	Since Inception	Formerly, Managing Director and the Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group, LP (2011-2021); formerly, Chief Financial Officer and Chief Administrative Officer of Rent the Runway, Inc. (2011); Executive	17	Director of The India Fund, Inc. (since 2016); Director, Birkenstock Holdings plc (since 2023); formerly, Director of Aberdeen Income Credit Strategies Fund (2017-2018); and Director of

Name, Address(1) and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
			Vice President and Chief Financial Officer of AOL LLC, a subsidiary of Time Warner Inc. (2007 to 2009). Member of the Council on Foreign Relations		The Asia Tigers Fund, Inc. (2016 to 2018)

Peter Mason Birth Year: 1959	Trustee and Member of Audit, Nominating and Pricing and Valuation Committees, and Chair of Compensation Committee	Since Inception	Arbitrator and Mediator (self-employed) (since 2021); formerly, Global General Counsel of UNICEF (non-governmental organization) (1998-2021)	17	Chairman of University of Sydney USA Foundation (since 2020); Director of the Radio Workshop US, Inc. (since 2023)

Hillary A. Sale Birth Year: 1961	Trustee and Member of Audit, Compensation and Pricing and Valuation Committees, and Chair of Nominating Committee	Since Inception	Agnes Williams Sesquicentennial Professor of Leadership and Corporate Governance, Georgetown Law Center; and Professor of Management, McDonough School of Business (since 2018); formerly, Associate Dean for Strategy, Georgetown Law Center (2020-2023); National Association of Corporate Directors Board Faculty Member (since 2021); formerly, a Member of the Board of Governors of FINRA (2016-2022)	17

Director of CBOE U.S. Securities Exchanges, CBOE Futures Exchange, and

CBOE SEF, Director (Since 2022); Advisory Board Member of Foundation Press (academic book publisher) (since 2019); Chair of DirectWomen Board Institute (since 2019); formerly, Member of DirectWomen (nonprofit) (2007-2022)

*	Ms. Trust is an “interested person” as defined in the 1940 Act because she is an officer of FTFA and certain of its affiliates.

(1)	Unless otherwise indicated, the business address of the persons listed above is c/o Chair of the Fund, Franklin Templeton, 280 Park Avenue, 8th Floor, New York, New York 10017.
(2)	The term “Fund Complex” means two or more registered investment companies that:

(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or

(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The description of each Trustee’s attributes in the second paragraph on page 20 of the SAI is removed entirely and replaced as follows:

In addition to the information provided in the table included above, each Trustee possesses the following attributes: Mr. Agdern, experience in business and as a legal professional; Ms. Colman, experience as a consultant and investment professional; Mr. Grillo, experience as a managing director of a private equity and credit firm and experience in investment banking; Ms. Kamerick, experience in business and finance, including financial reporting, and experience as a board member of another highly regulated financial services company; Ms. Kumar, financial and accounting experience as the chief financial officer of other companies and experience as a board member of private equity funds; Mr. Mason, legal and managerial experience; Ms. Sale, experience as a college professor and experience as a board member for financial and corporate institutions; and Ms. Trust, investment management and risk oversight experience as an executive and portfolio manager and leadership roles within Franklin Templeton and affiliated entities. References to the qualifications, attributes and skills of the Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

The seventh paragraph on page 21 of the SAI under “Responsibilities of the Board of Trustees” is removed entirely and replaced as follows:

The Board of Trustees is currently comprised of eight trustees, seven of whom are Independent Trustees. Eileen Kamerick serves as Chair of the Board. Ms. Kamerick is an Independent Trustee. The appointment of Ms. Kamerick as Chair reflects the Board’s belief that her experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. The Chair develops agendas for Board meetings and presides at all meetings of the Board. The Chair also leads executive sessions of the Independent Trustees, serves as a spokesperson for the Independent Trustees and serves as a liaison between the Independent Trustees and the Fund’s management between Board meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Trustees (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Trustees from management, including Lexington and FAV, the Fund’s sub-advisers, but also enhances the independent and orderly exercise of its responsibilities.

The information under “Audit Committee” on page 22 of the SAI is removed entirely and replaced as follows:

The Fund’s Audit Committee is composed entirely of all of the Independent Trustees: Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Kumar serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Board Members (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm.

The information under “Nominating Committee” on pages 22-23 of the SAI is removed entirely and replaced as follows:

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Trustees of the Fund, is composed of all of the Independent Trustees: Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Sale serves as the Chair of the Nominating Committee. The Nominating Committee may consider nominees recommended by the shareholders as it deems appropriate. Shareholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Trustees. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders.

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Trustees to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Trustee of the Fund, the Nominating Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Trustee of the Fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Trustee of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Trustee of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential trustee nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

The information under “Pricing and Valuation Committee” on page 23 of the SAI is removed entirely and replaced as follows:

The Fund’s Pricing and Valuation Committee is composed of all of the Independent Trustees. The members of the Pricing and Valuation Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Colman serves as Chair of the Fund’s Pricing and Valuation Committee. The principal function of the Pricing and Valuation Committee is to assist the Board with its oversight of the process for valuing portfolio securities in light of applicable law, regulatory guidance and applicable policies and procedures adopted by the Fund.

The information under “Compensation Committee” on pages 23 of the SAI is removed entirely and replaced as follows:

The Fund’s Compensation Committee is composed entirely of all of the Independent Trustees. The members of the Compensation Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Mr. Mason serves as Chair of the Fund’s Compensation Committee. The principal function of the Compensation Committee is to recommend the appropriate compensation of the Independent Trustees for their service on the Board and the committees of the Board.

The information contained under “Security Ownership of Management” on page 24 of the SAI is removed entirely and replaced as follows:

The following table provides information concerning the dollar range of equity securities owned beneficially by each Trustee and nominee for election as Trustee as of December 31, 2023:

Name of Trustee	Dollar Range of Equity Securities in the Fund ($)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies(1) ($)
Non-Interested Trustee:
Robert D. Agdern	A	D
Carol L. Colman	A	E
Daniel P. Cronin*	A	E
Paolo M. Cucchi*	A	C
Anthony Grillo**	A	A
Eileen A. Kamerick	A	E
Nisha Kumar	A	A
Peter Mason**	A	A
Hillary A. Sale**	A	A
Interested Trustee:
Jane E. Trust	A	E

Key: A: none, B: $1-$10,000, C: $10,001-$50,000, D: $50,001-$100,000, E: over $100,000.

*	Messrs. Cronin and Cucchi resigned from the Board effective December 31, 2024.
**	Effective November 15, 2024, Ms. Sale and Messrs. Grillo and Mason became directors to the other investment companies in the Fund Complex.
(1)

The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.

None of the Trustees or officers of the Fund, as a group, owned any Shares of the Fund as of the date of this SAI.

As to each Independent Trustee and his or her immediate family members, as of the date of this SAI, no person owns beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

The table contained in the “Compensation of Trustees” section on page 25 of the SAI is removed entirely and replaced as follows:

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex(2)
Non-Interested Trustees:(1)
Robert D. Agdern	$30,343	$466,000
Carol L. Colman	$25,060	$371,000
Daniel P. Cronin*	$24,380	$366,000
Paolo M. Cucchi*	$23,550	$366,000
Anthony Grillo**	$23,550	$32,989
Eileen A. Kamerick	$34,495	$506,000
Nisha Kumar	$32,834	$486,000
Peter Mason**	$23,550	$32,989
Hillary A. Sale**	$24,380	$32,989

*	Messrs. Cronin and Cucchi resigned from the Board effective December 31, 2024.
**	Effective November 15, 2024, Ms. Sale and Messrs. Grillo and Mason became directors to the other investment companies in the Fund Complex.
(1)	Each Non-Interested Trustee currently holds 17 investment company directorships within this Fund Complex.
(2)	Total compensation paid from the Fund Complex to the Trustees is as of the calendar year ended December 31, 2024.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.